PUBLIC S 16003701 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53441

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aquilo Partners, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, 14th Floor
(No. and Street)

San Francisco (City) **California** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Rumsey **415-677-0309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek,** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **John Rumsey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aquilo Partners, L.P.**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PUBLIC

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Notary Public

Signature

Managing Director
Title

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2016, by John Rumsey proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

MAHESH PATEL
Commission # 2113077
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2019

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aquilo Partners, L.P.

December 31, 2015

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statements	3

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners
Aquilo Partners, L.P.

We have audited the accompanying statement of financial condition of Aquilo Partners, L.P. (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aquilo Partners, L.P. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 26, 2016

Aquilo Partners, L.P.

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 5,101,753
Accounts receivable, net of allowance of $53,917	255,667
Investments in securities, at fair value	3,345,892
Investment in affiliate	96,236
Notes and accrued interest receivable	391,272
Other assets	66,626
Property and equipment, net of $108,511 accumulated depreciation	22,459
Total Assets	$ 9,279,905

Liabilities and Partners' Equity	
Liabilities	
Accounts payable	$ 107,387
Accrued expenses	872,500
Due to partners	38,302
Total Liabilities	1,018,189
Partners' Equity	8,261,716
Total Liabilities and Partners' Equity	$ 9,279,905

See accompanying notes.

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2015

1. Organization

Aquilo Partners, L.P. (the "Partnership") was formed as a limited partnership on December 12, 2008. Aquilo Partners, Inc. is the general partner of the Partnership. The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents
The Partnership considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Included in cash and cash equivalents is a nine month, risk-free certificate of deposit that can be withdrawn at any time without penalty.

Accounts Receivable
Accounts receivable are uncollateralized obligations due to the Partnership. Fees are recognized in accordance with contract terms and payments of fees receivable are allocated to specific contracts. Management reviews the collectability of accounts receivable on a regular basis. An allowance for uncollectible receivables is established where collectability of all or part of a receivable becomes impaired.

Property and Equipment
Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2015

2. Significant Accounting Policies (continued)

Revenue Recognition
The Partnership recognizes fee income on the accrual basis of accounting. The majority of the Partnership's revenue is derived from investment banking fees contingent on a completed transaction. These fees are recognized at the closing of such transaction.

Reimbursed Expenses
Contracts allow for the Partnership to obtain reimbursement for all reasonable out of pocket costs and expenses incurred. These expenses are primarily legal, travel, and general administrative expenses. These reimbursements are shown as reimbursement income in the statement of income. Any reimbursements outstanding at the year-end have been accrued and are included in other receivables.

Income Taxes
The Partnership, a limited partnership, is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Partnership passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. The Partnership is responsible for New York City income taxes. The Partnership is no longer subject to examination by taxing authorities for tax years before 2011.

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-which requires the Partnership to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Partnership's net capital was $4,139,595 which exceeded the requirement by $4,071,716.

4. Risk Concentrations

Financial instruments, which potentially subject the Partnership to concentrations of credit risks, principally consist of cash equivalents. The Partnership maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Partnership has not experienced any losses in such accounts. At December 31, 2015, the Partnership held deposits that were in excess of applicable federal insurance limits by $4,868,880.

The Partnership concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence.

The Partnership's ability to generate new contracts is dependent upon the overall economic condition of the industries in which potential customers operate.

5. Profit Sharing Plan and Pension Plan

Effective December 31, 2005, the Partnership adopted a 401(k) profit sharing plan covering substantially all employees. Contributions under the plan are made in such amounts as may be determined by the management in conformity with provisions of the Employee Retirement Income Security Act of 1974. In addition, the plan allows for a discretionary salary deferral by employees who may contribute up to the defined statutory limit into the plan.

6. Investment in Affiliate

At December 31, 2015, the Partnership owns an interest in Aquilo Capital Management, LLC ("ACM") and accounts for its investment using the equity method. The carrying value of the Partnership's investment at December 31, 2015 was $96,236 which approximates the Partnership's underlying equity in the net assets of ACM.

7. Related Party Transactions

Included in investments as of December 31, 2015 is a $2,364,814 investment in Aquilo Capital, L.P. that is managed by ACM.

The Partnership has issued notes receivable to various related parties that are unsecured and have interest rates ranging from 0.19% to 3.00%. The notes will be repaid in installments over time ending in 2018. In addition, during 2015, the Partnership issued a note receivable to one of its partners which has been net with the partner's capital account.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

8. Fair Value Measurements (continued)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Partnership bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Partnership's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Fair value of preferred stock, investment in hedge fund, and convertible notes are based on the fair value of the underlying asset. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Partnership estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common and preferred stock	$ 66,079	$ -	$ 914,999	$ 981,078
Investment in hedge fund	-	-	2,364,814	2,364,814
Total assets at fair value	$ 66,079	$ -	$ 3,279,813	$ 3,345,892

8. Fair Value Measurements (continued)

Quantitative information about the Partnership's Level 3 fair value measurements of its investments as of December 31, 2015 is provided below. In addition to the techniques and inputs noted in the table below, according to the Partnership's valuation policy the Partnership may also use other valuation techniques and methodologies when determining its fair value measurements. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Partnership's fair value measurements.

Assets	Fair Value as of December 31, 2015		Valuation Technique	Inputs
Common and preferred stock	$	914,999	Market approach	Most recent financing transaction
Investment in hedge fund	$	2,364,814	Net asset value of underlying fund	Underlying assets and liabilities

9. Subsequent Events

The Partnership has evaluated subsequent events through February 26, 2016, the date which the financial statements were issued.